Exhibit 21.1

List of Subsidiaries of MaxsMaking Inc.

Name of Subsidiaries	Jurisdiction
MaxKraft Inc.	British Virgin Islands
MaxsMaking USA INC	United States
Ververise Group Limited	Hong Kong
MaxsMaking Group Limited	Hong Kong
Zhejiang MaxsMaking Technology Co., Ltd.	The People’s Republic of China
Zhejiang Haodingduo Intelligent Industry Group Co., Ltd.	The People’s Republic of China
Shanghai Alliance Industry Co., Ltd.	The People’s Republic of China
Haodingduo (Shanghai) Technology Co., Ltd.	The People’s Republic of China
Zhejiang Alliance Arts and Crafts Co., Ltd.	The People’s Republic of China
Shanghai Supreme Technology Co., Ltd.	The People’s Republic of China
Shanghai Lvzao Intelligent Technology Co., Ltd.	The People’s Republic of China
Zhumadian City Haoyi Craft Products Co., Ltd.	The People’s Republic of China
Haodingduo (Zhejiang) Network Technology Co., Ltd.	The People’s Republic of China
Shanghai Haodingduo Brand Management Co., Ltd.	The People’s Republic of China